Dimensional

December 11, 2024

Via EDGAR

Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	DFA Investment Dimensions Group Inc.
File Nos. 002-73948 and 811-03258

Dear Ms. Rowland:
On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 260/262 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional 2070 Target Date Retirement Income Fund (the “Portfolio”).
Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the Staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.
1.  Comment.  Please file your responses to the Staff’s comments on EDGAR at least 5 days in advance of the effective date.
Response. The Registrant confirms it will file responses to the Staff’s comments on EDGAR 5 days in advance of the effective date.
2.  Comment. Per Rule 313 of Regulation S-T, please update the ticker symbol for the Portfolio on EDGAR when available.
Response.  The Registrant will update EDGAR accordingly.

U.S. Securities and Exchange Commission
December 11, 2024

3.  Comment.  Please specify that some of the foreign Underlying Funds of the Portfolio may invest in securities that are denominated in foreign currencies.  To the extent they constitute a principal amount of the Portfolio, please state so.
 Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes that information is appropriately disclosed in the “Foreign Securities and Currencies Risk” in the “Principal Risks” section of the Prospectus and in the “Additional Information on Investment Objective and Policies” section of the Prospectus in the discussions of the applicable Underlying Funds’ principal investment strategies.  Further, the Portfolio’s allocation to Global Equity Underlying Funds is detailed in the “Asset Allocation Strategy” section within the “Additional Information on Investment Objective and Policies” section of the Prospectus.
4.  Comment.  Certain equity Underlying Funds purchase a broad and diverse group of securities of companies with a greater emphasis on smaller capitalization, lower relative price, and higher profitability companies as compared to their representation in the universe of securities such Underlying Funds invest in. Please highlight that some also invest in large cap securities.
Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the equity Underlying Funds’ exposure to a broad and diverse group of securities of companies is appropriately summarized in the “Principal Investment Strategies” of the Prospectus.  The Registrant believes that the more detailed disclosure regarding such Underlying Funds’ strategies (e.g., noting that an Underlying Fund “invests in companies of all sizes,” as applicable) is appropriately included in the “Additional Information on Investment Objective and Policies” section of the Prospectus, as cross-referenced in the “Principal Investment Strategies” of the Prospectus.
5.  Comment. In the “Additional Information on Investment Objective and Policies—Additional Information Regarding Risks” section of the Prospectus, there is risk disclosure regarding investments in China and depositary receipts.  Please clarify why corresponding disclosure is not included in the “Principal Risks” section of the Prospectus.
Response.  The Registrant has revised the “Foreign Securities and Currencies Risk” in the “Principal Risks” section of the Prospectus to include additional disclosure regarding depositary receipts. The Registrant, however, believes the risks of investments in China are appropriately summarized in the “Principal Risks” section of the Prospectus (e.g., “China Investments Risk” is summarized within the “Foreign Securities and Currencies Risk” and “Emerging Markets Risk”), with additional detail regarding such risks being included in the “Additional Information Regarding Investment Risks” section of the Prospectus.

6.  Comment.  In the “Principal Risks” section of the Prospectus, the “Fund of Funds Risk” notes that the investment performance of a fund of funds is affected by the investment performance of the underlying funds in which the fund of funds invests. Consider explaining that the Portfolio is a fund of funds.
Response.  The Portfolio has incorporated the following statement into its “Principal Investment Strategies” section of its Prospectus to clarify that the Portfolio is a fund of funds:

U.S. Securities and Exchange Commission
December 11, 2024

The Portfolio is a “fund of funds”, which means that the Portfolio generally allocates its assets among other funds managed by the Advisor, although it has the ability to invest directly in securities and derivatives.
7.  Comment.  Please supplementally confirm that the Underlying Funds’ principal strategies and risks are consistent with their individual prospectuses.
Response.  The Registrant supplementally confirms that the Underlying Funds’ principal strategies and risks are consistent with their individual prospectuses.
8.  Comment.  Please supplementally confirm that the risks described in the “Principal Risks” section of the Prospectus of the Underlying Funds are principal risks of the Portfolio.
Response.  The Registrant supplementally confirms that the risks of the Underlying Funds’ investments that are principal risks of investing in the Portfolio are included in the “Principal Risks” section of the Prospectus, with additional detail regarding such risks included in the “Additional Information Regarding Investment Risks” section of the Prospectus.
9.  Comment.  Please clarify that the Portfolio is not lending securities of the Underlying Funds.
Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that the “Securities Loans” section of the Prospectus discloses that the “Portfolio (to the extent it holds securities directly) and the Underlying Funds are authorized to lend securities to qualified brokers, dealers, banks, and other financial institutions for the purpose of earning additional income.”  In addition, in the “Investment Limitations” section in the SAI, the Portfolio further discloses that it “does not intend to lend shares of Underlying Funds.”
10.  Comment.  Please revise the following two statements or clarify why they are not repetitive:
With respect to the Expense Assumption Agreement, prior year assumed expenses can be recaptured only if the expense ratio following such recapture would be less than the expense cap that was in place when such prior year expenses were assumed, and less than the current expense cap in place for the Portfolio. At any time that the Portfolio Expenses of the Institutional Class of the Portfolio are less than the Expense Limitation Amount, the Advisor retains the right to recover any expenses previously assumed to the extent that such recovery will not cause the annualized Portfolio Expenses for Institutional Class shares of the Portfolio to exceed the Expense Limitation Amount.
Response.   The Registrant has revised the disclosure as follows:
~~With respect to the Expense Assumption Agreement, prior year assumed expenses can be recaptured only if the expense ratio following such recapture would be less than the expense cap that was in place when such prior year expenses were~~

U.S. Securities and Exchange Commission
December 11, 2024

~~assumed, and less than the current expense cap in place for the Portfolio.~~ At any time that the Portfolio Expenses of the Institutional Class of the Portfolio are less than the Expense Limitation Amount, the Advisor retains the right to recover any expenses previously assumed to the extent that such recovery will not cause the annualized Portfolio Expenses for Institutional Class shares of the Portfolio to exceed the Expense Limitation Amount that was in place when such prior year expenses were assumed, and the current Expense Limitation Amount in place for the Portfolio.
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Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.